MORGAN LEWIS

LEON E. SALKIN
Associate
+1.215.963.5620
leon.salkin@morganlewis.com

December 21, 2017

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund 485(a) Filing (File Nos. 033-42484 and 811-06400)
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Dear Ms. White:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), this letter responds to the comments provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone on November 27, 2017, regarding the Trust's post-effective amendment no. 287, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 288, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to the AlphaOne Select Technology Fund and the AlphaOne VIMCO Small Cap Value Fund (the "Funds"). Below, we have briefly summarized your comments and questions, and provided responses based on information provided by the Adviser and VIMCO. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUS

1. COMMENT. Please associate each Fund's ticker symbols with their class identifiers on EDGAR.

     RESPONSE. The requested changes have been made.

2. COMMENT. Please confirm supplementally that the AlphaOne Select Technology Fund does not expect to invest in acquired funds as part of its principal investment strategies or, alternatively, add appropriate disclosure.


                               MORGAN, LEWIS & BOCKIUS LLP

                               1701 Market Street
                               Philadelphia, PA 19103-2921     T +1.215.963.5000
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

Alison White, Esq.
December 21, 2017
Page 2

     RESPONSE. The Adviser confirms that it does not currently expect investments in acquired funds to be part of the AlphaOne Select Technology Fund's principal investment strategies.

3. COMMENT. In the AlphaOne Select Technology Fund's "Principal Investment Strategies" section, please provide examples of catalysts that the Adviser believes may positively change the earnings potential and market value of a company over time.

     RESPONSE. The requested change has been made.

4. COMMENT. In the AlphaOne VIMCO Small Cap Value Fund's "Principal Investment Strategies" section, please provide a "plain English" explanation of the phrase "owner-like mentality."

     RESPONSE. The phrase has been removed from the section.

5. COMMENT. Please confirm supplementally that the AlphaOne VIMCO Small Cap Value Fund has maintained the records that form the basis for or demonstrate the calculation of the performance of the Accounts included in the "AlphaOne VIMCO Small Cap Value Fund Related Performance Data" section, in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the "Advisers Act").

     RESPONSE. VIMCO confirms that it has maintained the records that form the basis for or demonstrate the calculation of the performance of the Accounts included in the section, in accordance with Rule 204-2(a)(16) under the Advisers Act.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION

6. COMMENT. Please provide examples of the "complex securities" referenced in the "Taxes" section, and confirm supplementally that the Prospectus contains appropriate disclosure regarding any such instruments that are part of a Fund's principal investment strategies.

     RESPONSE. The section has been revised to provide examples of the complex securities, and the Adviser and VIMCO confirm that the Prospectus includes appropriate disclosure regarding all instruments that are part of a Fund's principal investment strategies.

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Alison White, Esq.
December 21, 2017
Page 3


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If  you  have  any  questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
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Leon Salkin